Filed pursuant to Rule to 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated July 2, 2014.

The Goldman Sachs Group, Inc. $ Currency-Linked Notes due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be July 11, 2017) will be based on the performance of an equally weighted basket of exchange rates comprised of the Brazilian Real (real)/Japanese Yen (yen), Indian Rupee (rupee)/yen, Indonesian Rupiah (rupiah)/yen and Turkish Lira (lira)/yen.

The performance of each basket exchange rate is measured by comparing the initial exchange rate on the trade date (expected to be July 3, 2014) with the final exchange rate. The final exchange rate will be the arithmetic average of the exchange rates on each of the averaging dates (expected to be June 29 and 30, 2017 and July 3, 5 and 6, 2017). Each basket exchange rate is expressed as the amount of the relevant currency (real, rupee, rupiah or lira) needed to buy one yen, and is derived by dividing (i) the amount of the relevant currency needed to buy one U.S. dollar (dollar) by (ii) the amount of yen needed to buy one dollar.

By purchasing this note, you are taking the view that the basket return (defined below) will be positive, which means that the final basket level has increased from the initial basket level because the sum of the currency returns (defined below) for the basket exchange rates is positive. A currency return will be positive if it takes fewer of the relevant foreign currency to purchase one yen at the final exchange rate than at the initial exchange rate. For each $1,000 face amount of your notes you will receive a minimum of $1,290.50 so long as the basket return is not less than -40%.  If the basket return is positive or zero, you will receive, for each $1,000 face amount of your notes, the greater of (i) the minimum of $1,290.50 or (ii) $1,000 plus $1,000 times the basket return, up to a maximum of $2,000. If the basket return is less than -40%, you will receive less than the face amount of your notes at maturity and may lose your entire investment in the notes.

We will calculate the basket return by subtracting the initial basket level from the final basket level and dividing the resulting number by the initial basket level and expressing this result as a percentage.  The initial basket level is set at 100.  The final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of, for each basket exchange rate, the applicable currency return times 25%.  The currency return for each basket exchange rate will equal (i) the applicable initial exchange rate minus the applicable final exchange rate divided by (ii) such initial exchange rate.

At maturity, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•                  if the basket return is positive or zero, the sum of (i) $1,000 plus (ii) the greater of (a) the product of the basket return times $1,000 and (b) $290.50; or

•                  if the basket return is negative, but not less than -40%, $1,290.50; or

•                  if the basket return is negative and is less than -40%, the sum of (i) $1,000 plus (ii) the product of the basket return times $1,000, subject to a minimum of $0.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.  Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-14.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is expected to be between $951 and $981 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	expected to be July 11, 2014	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement No.          dated July       , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. The prospectus includes this pricing supplement and the documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•     Currency terms supplement dated August 24, 2012

•     Prospectus supplement dated September 19, 2011

•     Prospectus dated September 19, 2011

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations: $10,000 and integral multiples of $1,000 in excess thereof

Basket exchange rates:  the BRL/JPY, INR/ JPY, IDR/ JPY and TRY/ JPY exchange rates, expressed as the applicable foreign currency value of one Japanese Yen (JPY).  Brazilian reais is the plural formulation of the Brazilian real

Level of the basket exchange rates:  the level of each basket exchange rate will be determined by the calculation agent by dividing the applicable component exchange rate for such day by the base exchange rate for such day

Component exchange rates:  the BRL/USD, INR/USD, IDR/USD and TRY/USD exchange rates, expressed as the applicable foreign currency value of one U.S. dollar (USD)

Base exchange rate:  the JPY/USD exchange rate, expressed as the yen value of one U.S. dollar

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  Also, the contingent minimum return would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-18 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the basket exchange rates, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•                  if the basket return is greater than or equal to -40%, the sum of $1,000 plus the greater of:

•                  the product of the basket return times $1,000; and

•                  the product of the contingent minimum return times $1,000; or

•                  if the basket return is less than -40%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the basket return, subject to a minimum of $0.

Contingent minimum return:  29.05%

Initial exchange rates (to be set on the trade date):

Basket Exchange Rate	Initial Exchange Rate

BRL/JPY
INR/JPY
IDR/JPY
TRY/JPY

Final exchange rate:  the arithmetic average of the levels of the applicable basket exchange rate on each of the averaging dates, determined by reference to the applicable relevant sources, except in the limited circumstances described under “ — Consequences of a non-fixing day” below

Relevant source:  there are two relevant sources for each basket exchange rate: (x) (i) with respect to each component exchange rate other than the IDR/USD component exchange rate, the relevant source as specified under “Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement for the Brazilian Real/United States Dollar exchange rate, Indian Rupee/United States Dollar exchange rate and the Turkish Lira/United States Dollar exchange rate, as applicable, and (ii) notwithstanding anything to the contrary in the accompanying currency terms supplement, with respect to the IDR/USD component exchange rate, the relevant source will be the Indonesian Rupiah/U.S. Dollar weighted average spot rate in the interbank market based on traded IDR/USD spot foreign exchange transactions from 8:00 a.m. through 9:45 a.m., Jakarta time, which are captured on a real time basis, for settlement in two Business Days, published by Bank Indonesia, which appears on the Thomson Reuters Screen JISDOR Page at approximately 10:00 a.m., Jakarta time (or any successor or replacement service or page) and (y) with respect to the base exchange rate, the relevant source specified on page S-26 in the accompanying currency terms supplement for the Japanese Yen/United States Dollar exchange rate

Initial basket level:  100

Final basket level:  the final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of, for each basket exchange rate, (a) the applicable currency return times (b) the applicable basket weighting, as determined by the calculation agent on the determination date, subject to the circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day — Notes Linked to a Basket of Exchange Rates or the Lesser Performing of Two or More Exchange Rates” on page S-19 of the accompanying currency terms supplement

Currency return:  for each basket exchange rate, (i) the applicable initial exchange rate minus the applicable final exchange rate divided by (ii) such initial exchange rate

Basket weightings:  the basket exchange rates are equally weighted as set forth in the table below:

Basket Exchange Rate	Weight in Basket

BRL/JPY	25.00%
INR/JPY	25.00%
IDR/JPY	25.00%
TRY/JPY	25.00%

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage

Trade date:  expected to be July 3, 2014

Original issue date (settlement date) (to be set on the trade date):  expected to be July 11, 2014

Determination date (to be set on the trade date):  the last averaging date, expected to be July 6, 2017, subject to adjustment as described under “Averaging dates” below

Stated maturity date (to be set on the trade date):  expected to be July 11, 2017, subject to adjustment as described under “—Consequences of a non-fixing day” below

Averaging dates (to be set on the trade date):  expected to be June 29, 2017, June 30, 2017, July 3, 2017, July 5, 2017 and July 6, 2017, unless the calculation agent determines that, with respect to any of the component exchange rates or the base exchange rate, an unscheduled holiday occurs or is continuing on such day or such day is not otherwise a fixing day (except because of a scheduled holiday).  In that event, the applicable averaging date and each succeeding averaging date, if applicable, will be the next fixing day(s) on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to any of the component exchange rates or the base exchange rate.  However, as a result of a non-fixing day with respect to the base exchange rate or any component exchange rate other than the BRL/USD component exchange rate, such averaging date will not be postponed later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date.  If such averaging date is postponed as a result of a non-fixing day with respect to the BRL/USD component exchange rate, however, such averaging date will not be postponed more than ten scheduled business days.  In the case of any of the component exchange rates or the base exchange rate, if the applicable averaging date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to any of the component exchange rates or the base exchange rate, that day will nevertheless be the applicable averaging date, and in the case of the final averaging date, the determination date.  In such cases, more than one averaging date may occur simultaneously on such last possible day.

In the event that the calculation agent determines that an originally scheduled averaging date is not a fixing day because of a scheduled holiday with respect to any of the component exchange rates or the base exchange rate, then the level of such exchange rate for the applicable averaging date will be the level on the fixing day immediately preceding the originally scheduled averaging date.

Due to of the rules relating to postponement of averaging dates as a result of a non-fixing day with respect to the BRL/USD component exchange rate, the base exchange rate and each component exchange rate other than the BRL/USD exchange rate will have a last possible averaging date that is earlier than the last possible averaging date for the BRL/USD exchange rate. In addition, if an averaging date is postponed as specified in this paragraph, the level of each exchange rate for the applicable averaging date will be determined as specified under “— Consequences of a non-fixing day” below.

Consequences of a non-fixing day:  if, with respect to any of the component exchange rates or the base exchange rate, an unscheduled holiday occurs or is continuing on a day that would otherwise be an averaging date, or such day is not a fixing day (other than a scheduled holiday), then the applicable averaging date will be postponed as described under “— Averaging dates” above.  As a result of any of the foregoing, the stated maturity date will also be postponed by the same number of business days from but excluding the originally scheduled determination date to and including the actual determination date.  Due to of the rules relating to postponement of averaging dates as a result of a non-fixing day with respect to the BRL/USD component exchange rate, the stated maturity date could be postponed by up to 10 scheduled business days even though the averaging dates with respect to any other component exchange rate or the base exchange rate could not have been postponed to a date later than the originally scheduled stated maturity date (subject to the business day convention).

If an originally scheduled averaging date is not a fixing day because of a scheduled holiday with respect to any of the component exchange rates or the base exchange rate, then the level of such exchange rate for such averaging date will be the level on the immediately preceding fixing day, as described under “— Averaging dates” above and the stated maturity date will not be altered solely as a result of such event.

If any averaging date is postponed due to a non-fixing day with respect to any of the component exchange rates or the base exchange rate, the level of the applicable basket exchange rate, as applicable, for any postponed averaging date will be calculated based on (i) if any of the component exchange rates or the base exchange rate are not affected by the non-fixing day, the level of such exchange rate on the originally scheduled averaging date, (ii) with respect to any such exchange rate that is affected by the non-fixing day, the level of such exchange rate on the first fixing day following the originally scheduled averaging date on which neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing for that exchange rate or (iii) with respect to any such exchange rate as to which an unscheduled holiday, scheduled holiday or non-fixing day continues through the last possible postponed averaging date applicable to such exchange rate, the calculation agent’s assessment, in its sole discretion, of the level of such exchange rate on the last possible postponed averaging date applicable to such exchange rate.  As a result, of this calculation, the component exchange rates or the base exchange rate used to calculate each basket exchange rate could be taken from different calendar dates.  For the avoidance of doubt, the occurrence of a later non-fixing day will not alter a previously determined exchange rate level for purposes of the calculation of each basket exchange rate.

Fixing day:  with respect to each of the component exchange rates and the base exchange rate, a day on which the applicable rate is published by its relevant source.

Unscheduled holiday:  with respect to each of the component exchange rates and the base exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such unscheduled holiday (by means of a public announcement or by reference to other publicly announced information) after 9:00 a.m. New York time on the date that is two fixing days prior to the unscheduled holiday

Scheduled holiday:  with respect to each of the component exchange rates and the base exchange rate, a day on which such exchange rate will not be published and displayed on the relevant source at the relevant time and the market is made aware of such scheduled holiday (by means of a public announcement or by reference to other publicly announced information) at or before 9:00 a.m. New York time on the date that is two fixing days prior to the scheduled holiday

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement

No interest:  the notes will not bear interest

No listing:  the notes will not be listed on any securities exchange or interdealer market quotation system

No redemption:  the notes will not be subject to any redemption right

Use of proceeds and hedging:  as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement

ERISA:  as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of      % of the face amount.  Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of      % of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We expect to deliver the notes against payment therefor in New York, New York on July 11, 2014, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QCL8

ISIN no.:  US38147QCL86

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated September 19, 2011, the prospectus supplement dated September 19, 2011 and the currency terms supplement dated August 24, 2012. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251384/d226127ds3asr.htm

Prospectus supplement dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251448/d233005d424b2.htm

Currency terms supplement dated August 24, 2012:

http://sec.gov/Archives/edgar/data/886982/000119312512368549/d402410d424b2.htm.

This is only a brief summary of the terms of your notes. You should read the detailed description thereof in "Summary Information" on page PS-2. Please read the terms below with the remainder of this pricing supplement, the accompanying currency terms supplement, dated August 24, 2012, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying prospectus, dated September 19, 2011.

Currency-Linked Notes due

Issued by:

The Goldman Sachs Group, Inc.

Investment Objective

For investors:

- ***who believe that either the basket return will be positive (i.e., the sum of the currency returns for the basket exchange rates is positive) or the basket return may be negative, but not less than -40%;***
- ***who want to receive a contingent minimum return of 29.05% if the basket return is less than or equal to 29.05% but greater than or equal to -40%, in exchange for bearing the full downside risk if the basket return is less than -40%, including the risk of losing their entire investment in the notes; and***
- ***who believe that the value of the yen will decline against the Brazilian real, Indian rupee, Indonesian rupiah and Turkish lira, respectively.***

Determining the Cash Settlement Amount

The notes do not pay interest. Payment on the notes is subject to the creditworthiness of The Goldman Sachs Group, Inc.

You could lose your entire investment in the notes.

Due to the basket return formula, your payment for each $1,000 face amount of your notes is limited to $2,000.

You should expect to hold the notes until the maturity date. There may be little or no secondary market for the notes. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice.

Indicative Terms

Issuer	The Goldman Sachs Group, Inc.
Basket Exchange Rates	the BRL/JPY, INR/JPY, IDR/JPY and TRY/JPY exchange rates, expressed as the applicable foreign currency value of one yen (JPY)
Level of the Basket Exchange Rates	the level of each basket exchange rate will be determined by the calculation agent by dividing the applicable component exchange rate for such day by the base exchange rate for such day
Component Exchange Rates	the BRL/USD, INR/USD, IDR/USD and TRY/USD exchange rates, expressed as the applicable foreign currency value of one U.S. dollar (USD)
Base Exchange Rate	the JPY/USD exchange rate, expressed as the yen value of one U.S. dollar
Trade Date	expected to be July 3, 2014
Settlement Date	expected to be July 11, 2014
Stated Maturity Date	expected to be July 11, 2017
Determination Date	the last averaging date, expected to be July 6, 2017
Averaging Dates	expected to be June 29, 2017, June 30, 2017, July 3, 2017, July 5, 2017 and July 6, 2017
Initial Basket Level	100
Final Basket Level	the *sum* of (i) 100 *plus* (ii) 100 *times* the *sum* of the *results* of, for each basket exchange rate, (a) the applicable currency return *times* (b) the applicable basket weighting
Currency Return	for each basket exchange rate, (i) the applicable initial exchange rate *minus* the applicable final exchange rate *divided by* (ii) such initial exchange rate
Initial Exchange Rate	<u>Basket Exchange Rate:</u> / <u>Initial Exchange Rate (set on the trade date):</u> BRL/JPY INR/JPY IDR/JPY TRY/JPY
Final Exchange Rate	expected to be the arithmetic average of the levels of the applicable basket exchange rate on each of the averaging dates
Basket Return	the *quotient* of (1) the final basket level *minus* the initial basket level *divided* by (2) the initial basket level, expressed as a positive or negative percentage
Contingent Minimum Return (applicable if the basket return is greater than or equal to -40%)	29.05%
Basket Weightings	<u>Basket Exchange Rate:</u> / <u>Weight in Basket</u> BRL/JPY 25.00% INR/JPY 25.00% IDR/JPY 25.00% TRY/JPY 25.00%
Denomination	USD
CUSIP	38147QCL8
Placement Agent	JPMorgan Securities LLC

Currency-Linked Notes due

Issued by:
The Goldman Sachs Group, Inc.

Hypothetical Cash Settlement Amount as % of Face Amount
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
129.05%
100%
Basket Performance
Note Performance
-40%
29.05%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Hypothetical Basket Return

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the basket exchange rates will be on any averaging date. The basket exchange rates have been highly volatile in the past — meaning that the basket exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the basket exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the applicable currencies.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket exchange rates and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be  less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-14 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000
Initial basket level	100
Contingent minimum return	29.05%

Notes purchased on the original issue date at the face amount and held to the stated maturity date

Each averaging date is a fixing day for each basket exchange rate

Moreover, we have not yet determined the initial exchange rates that will serve as the baseline for determining the basket return and the amount we will pay on your notes at maturity. We will not do so until the trade date. As a result, the initial exchange rates may differ substantially from the exchange rates prior to the trade date.

For these reasons, the actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket exchange rates shown elsewhere in this pricing supplement. For information about the basket exchange rates during recent periods, see “The Basket Exchange Rates — Historical Exchange Rates” on page PS-21. Before investing in the offered notes, you should consult publicly available information to determine the basket exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical basket return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The final basket level will be determined based on the performance of each of the basket exchange rates.  The initial basket level is 100.  The basket return will be equal to the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Hypothetical Basket Return	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
100.00%	200.00%
75.00%	175.00%
50.00%	150.00%
29.05%	129.05%
25.00%	129.05%
10.00%	129.05%
0.00%	129.05%
-5.00%	129.05%
-10.00%	129.05%
-25.00%	129.05%
-40.00%	129.05%
-40.01%	59.99%
-50.00%	50.00%
-75.00%	25.00%
-90.00%	10.00%
-100.00%	0.00%

If, for example, the basket return was determined to be -75.00%, the cash settlement amount that we would deliver to you at maturity would be 25.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 75.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

If, for example, the basket return were determined to be -5.00%, the cash settlement amount that we would deliver on your notes at maturity would be 129.05% of the face amount of your notes, as shown in the table above, because the hypothetical basket return of -5.00% results in an amount that is less than the contingent minimum return.  If, however, the basket return were determined to be 50.00%, the cash settlement amount that we would deliver on your notes at maturity would be 150.00% of the face amount of your notes, as shown in the table above, because the hypothetical basket return of 50.00% results in an amount that is greater than the contingent minimum return.

The cash settlement amounts shown above are entirely hypothetical; they are based on basket exchange rates that may not be achieved on the averaging dates and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual initial exchange rates, which we will set on the trade date, and on the actual basket return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, hypothetical examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, the accompanying prospectus supplement, dated September 19, 2011, and the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket exchange rates or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the basket as measured from the initial basket level of 100 to the final basket level on the determination date. If the basket return is less than -40%, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the basket return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Basket Return

If the basket return is less than -40%, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes.  This means that while a basket return of -40% will not result in a loss of principal on the notes, a basket return of less than -40% will result in a loss of a significant portion of the principal amount of your notes despite only a small change in the basket level.

The Cash Settlement Amount on Your Notes Is Linked to the Basket Exchange Rates on Five Averaging Dates

The basket return will be based on, with respect to each basket exchange rate, the arithmetic average of the basket exchange rate on each of the five averaging dates (each of which is subject to postponement in the case of non-fixing days), and therefore not the simple performance of the basket exchange rate over the life of your notes.  For example, if a basket exchange rate dramatically decreased on the last averaging date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked only to basket exchange rates on that last averaging date.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Due to the Basket Level Formula, the Return on Your Notes Is Limited

Due to the basket level formula, the return on your notes is limited to $2,000 for each

$1,000 face amount of your notes, as the basket return can never be above 100%.

Each Basket Exchange Rate is Calculated by Dividing the Applicable Component Exchange Rate by the Base Exchange Rate

Each basket exchange rate is calculated by dividing the applicable reported component exchange rate by the reported base exchange rate.  There is no certainty that this rate will be reflected in any currency market or that any direct currency market will exist between the Brazilian real and yen, Indian rupee and yen, the Indonesian rupiah and yen or the Turkish lira and yen.  If United States currency markets are disrupted or any of the Brazilian real, Indian rupee, Indonesian rupiah, Turkish lira or yen are not convertible into U.S. dollars, an averaging date could be postponed if any of the component exchange rates or the base exchange rate are unavailable to calculate the relevant basket exchange rate.

Although a direct BRL/JPY, INR/JPY, IDR/JPY or TRY/JPY exchange rate may be reported by certain sources, such as Bloomberg Financial Services, your exchange rate is calculated by dividing the applicable component exchange rate (as reported by, as applicable, Banco Central do Brasil, the Reserve Bank of India, Bank Indonesia and WM Company, as described herein) by the base exchange rate (as reported by WM Company, as described herein).  Therefore, the exchange rate for your notes may diverge from any BRL/JPY, INR/JPY, IDR/JPY or TRY/JPY exchange rate reported by any such other source.  In addition, the component exchange rates and the base exchange rate used to calculate the applicable basket exchange rates for your notes may change based on factors relevant solely to the U.S. dollar that are unrelated to anything affecting Brazil, India, Indonesia, Turkey, Japan or a direct BRL/JPY, INR/JPY, IDR/JPY or TRY/JPY exchange rate reported by another source.  Such factors could have an adverse effect on the basket exchange rate used for your notes as compared to any direct BRL/JPY, INR/JPY, IDR/JPY or TRY/JPY exchange rate reported by another source and, in any event, your notes.

An Increase in One Basket Exchange Rate May Offset Decreases in Other Basket Exchange Rates Over the Life of the Notes

An increase in one basket exchange rate (i.e., more of the foreign currency is needed to purchase one yen at the final exchange rate than at the initial exchange rate) may offset decreases in one or more other basket exchange rates (i.e., less of any such foreign currency is needed to purchase one yen at the final exchange rate than at the initial exchange rate). As a result, even if one or more basket exchange rates have decreased over the term of your notes, the basket return may not be positive if some or all of the other basket exchange rates increase.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Determination Date

The cash settlement amount will be based on the final basket level on the determination date.  Although the actual basket level on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

It has been reported that the U.K. Financial Conduct Authority and regulators from other countries are in the process of investigating the potential manipulation of published currency exchange rates. If such manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any such changes or reforms could also adversely impact your notes.

If You Calculate the Return on Your Notes Using the JPY/BRL, JPY/INR, JPY/IDR and JPY/TRY Exchange Rates, the Return on Your Notes May be Materially Different From the Results Obtained Using the BRL/JPY, INR/JPY, IDR/JPY and TRY/JPY Exchange Rates

The amount that you will be paid on your notes on the stated maturity date will be based on the performance of the BRL/JPY, INR/JPY, IDR/JPY and TRY/JPY exchange rates, as measured by the basket return formula, which compares, for each basket exchange rate, the initial exchange rate on the trade date with the final exchange rate, which will be the arithmetic average of exchange rates on each of the averaging dates.  Each basket exchange rate is expressed as the amount of the applicable foreign currency needed to exchange for one yen and is derived by dividing (i) the amount of reais, rupees, rupiah or lira, as applicable, needed to purchase one U.S. dollar by (ii) the amount of yen needed to purchase one U.S. dollar. If you calculate the return on your notes using the JPY/BRL, JPY/INR, JPY/IDR and JPY/TRY exchange rates instead, the return on your notes may be materially different from the results obtained using the BRL/JPY, INR/JPY, IDR/JPY and TRY/JPY exchange rates.  For example, assuming a hypothetical initial INR/JPY exchange rate of 0.60 (i.e., 0.60 Indian rupees are needed to buy one yen as a result of dividing a hypothetical initial INR/USD exchange rate of 60.00 by a hypothetical initial JPY/USD exchange rate of 100.00), if the hypothetical final INR/JPY exchange rate increases to 0.75 (i.e., 0.75 Indian rupees are needed to buy one yen as a result of the hypothetical final INR/USD exchange rate increasing to 75.00 and the hypothetical final JPY/USD exchange rate remaining at 100.00), then the percentage change in the hypothetical initial exchange rate to the hypothetical final exchange rate would equal 25% and the currency return would be -25%.  If the equivalent exchange rate were instead presented in terms of JPY/INR (derived by using USD/INR and USD/JPY exchange rates instead), then the hypothetical initial JPY/INR exchange rate would be approximately 0.01667 and the hypothetical final JPY/INR exchange rate would be approximately 0.01333 and the percentage change in the hypothetical initial exchange rate to the hypothetical final exchange rate would be approximately -20% and the currency return would be approximately 20%.

The Calculation Agent Can Adjust an Averaging Date if an Unscheduled Holiday Occurs or Is Continuing or such Day Is Not a Fixing Day, Which May Result in a Postponed Maturity Date

If the calculation agent determines that any averaging date is not a fixing day with respect to any of the component exchange rates or the base exchange rate because of a scheduled holiday, then the level of such exchange rate for the applicable averaging date will be the level on the immediately preceding fixing day for such exchange rate.

However, if the calculation agent determines that, with respect to any of the component exchange rates or the base exchange rate, an unscheduled holiday occurs or is continuing on an originally scheduled averaging date or such day is not otherwise a fixing day (except because of a scheduled holiday) the applicable averaging date and each succeeding averaging date, if applicable, will be postponed until the next fixing day on which the calculation agent determines that neither an unscheduled holiday nor a scheduled holiday has occurred or is continuing with respect to the applicable component exchange rate or base exchange rate, subject to the limitations on postponement described herein.  If, with respect to a particular component exchange rate or the base exchange rate, an averaging date is postponed to the last possible day, but an unscheduled holiday or scheduled holiday has occurred or is continuing on that day or such day is not otherwise a fixing day with respect to such exchange rate, that day will nevertheless be the applicable averaging date, and in the case of the final averaging date, the determination date, with respect to such exchange rate and the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion, of the level of the exchange rate on the last possible postponed averaging date applicable to such exchange rate.  As a result of any of the foregoing, the stated maturity date may also be postponed, as described under “Summary Information — Consequences of a non-fixing day” of page PS-4 of this pricing supplement.  In such a case, you may not receive the cash payment, if any, that we are obligated to deliver on the stated maturity date until several days after the originally scheduled stated maturity date.  Moreover, if any of the component exchange rates or the base exchange rate are not available on an averaging date because of an unscheduled holiday, scheduled holiday or non-fixing day, in certain circumstances the calculation agent will determine such exchange rate based on its assessment, made in its sole discretion as described under “Summary Terms — Consequences of a non-fixing day” on page PS-4 of this pricing supplement.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the contingent minimum return on the return on your investment will depend upon the price you pay for your notes relative to the face amount.

The Tax Consequences of an Investment in Your Notes Are Uncertain

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.  Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of a change in law, an administrative guidance or a judicial ruling to the contrary) to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the basket exchange rates. If your notes are so treated, you should generally recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale or exchange of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss should generally be exchange gain or loss that is taxable as ordinary income or loss to the extent such gain or loss is attributable to changes in the value of the basket exchange rates. As discussed under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, we believe that it would be reasonable for you to take the position that you are eligible to make an election with respect to the notes under which any gain or loss that you recognize with respect to the notes would be capital gain or loss.  However, there is a risk that the Internal Revenue Service might assert that you may not make such an election for your notes, in which case the Internal Revenue Service may treat such gain as ordinary income. Please see the more detailed discussion regarding the election in “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement including a discussion of the procedures for making the election.  Any gain or loss that is not attributable to changes in the value of the basket exchange rates should be capital gain or loss, irrespective of whether you made such election.

In addition, the Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and tax treatment of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity even if you make the capital gain election described under “Supplemental Discussion of Federal Income Tax

Consequences” on page S-31 of the accompanying currency terms supplement, and could subject non-US investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Certain Notes Treated as Pre-Paid Derivative Contracts — Change in Law” on page S-36 of the accompanying currency terms supplement. You should consult your own tax advisor about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-31 of the accompanying currency terms supplement, unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Your notes could be subject to a U.S. withholding tax of 30% under FATCA.  This tax could apply if you or any non-U.S. person or entity that receives a payment (directly or indirectly) on your behalf (including a bank, custodian, broker or other payee, at any point in the series of payments made on your notes) does not comply with the U.S. information reporting, withholding, identification, certification, and related requirements imposed by FATCA.  The payments potentially subject to this withholding tax include interest (including original issue discount) and other periodic payments as well as payments made upon the sale, exchange or maturity of your notes.

You should consult your own tax advisors regarding the relevant U.S. law and other official guidance on FATCA.  You could be affected by this withholding if, for example, your bank or broker through which you hold the notes is subject to withholding because it fails to comply with these requirements.  This might be the case even if you would not otherwise have been directly subject to withholding. Accordingly, you should consult your bank or broker about the likelihood that payments to it (for credit to you) will become subject to withholding in the payment chain.

The withholding tax described above could apply to all interest (including original issue discount) and other periodic payments on the notes starting July 1, 2014.  In addition, the withholding tax described above could apply to payments upon the sale, exchange or maturity of the notes on or after January 1, 2017.

We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive significantly less than the amount that you would have otherwise received with respect to your notes.  Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding.  However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  For more information, see “Foreign Account Tax Compliance Act (FATCA) Withholding” on page PS-24 of this pricing supplement.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

THE BASKET EXCHANGE RATES

We have derived all information regarding each of the basket exchange rates contained in this pricing supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date.  If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below.  Some of these factors are explained in more detail in this pricing supplement.

The following chart is based on the basket return for the period from July 1, 2004 through July 1, 2014 of a basket which is weighted as described above on PS-3 and does not take into account any taxes you may owe as a result of owning your notes.  No one can predict what the basket exchange rates will be on any averaging date.  The basket return can appreciate or depreciate due to changes in the basket exchange rates.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical basket returns in the example shown below.  The historical information about the applicable currencies during recent periods is set forth below.

The chart below assumes that there is no change in, or affecting, the basket exchange rates or the method by which the calculation agent calculates the basket returns.

Historical Basket Return

Historical Exchange Rates

The respective basket exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the basket exchange rates during the period shown below is not an indication that such basket exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the basket as an indication of the future performance of the basket. We cannot give you any assurance that the future performance of any basket exchange rate will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates makes any representation to you as to the performance of the basket exchange rates. The actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following graphs show the published daily historical basket exchange rates from July 1, 2004 through July 1, 2014.  Each basket exchange rate is derived by dividing the applicable component exchange rate by the base exchange rate as published by the Banco Central do Brasil (in the case of the BRL/USD exchange rate), the Reserve Bank of India (in the case of the INR/USD exchange rate), Bank Indonesia (in the case of the IDR/USD exchange rate) and the WM Company (in the case of the TRY/USD and JPY/USD exchange rates) and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following graphs, a decrease in a basket exchange rate for a given period indicates a positive currency return for the relevant currency, while an increase in a basket exchange rate indicates a negative currency return for the relevant currency. We derived the information in the graphs below from the applicable component exchange rates and the base exchange rate, each as published by the Banco Central do Brasil, the Reserve Bank of India, Bank Indonesia and the WM Company, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Historical Exchange Rates of BRL versus JPY

Historical Exchange Rates of INR versus JPY

Historical Exchange Rates of IDR versus JPY

Historical Exchange Rates of TRY versus JPY

FOREIGN ACCOUNT TAX COMPLIANCE ACT (FATCA) WITHHOLDING

FATCA could impose a withholding tax of 30% on interest income (including original issue discount) and other periodic payments on the notes paid to you or any non-U.S. person or entity that receives such income (a “non-U.S. payee”) on your behalf, unless you and each such non-U.S. payee in the payment chain comply with the applicable information reporting, account identification, withholding, certification and other FATCA-related requirements.  This withholding tax could also apply to all payments made upon the sale, exchange or maturity of the notes by a non-compliant payee.  In the case of a payee that is a non-U.S. financial institution (for example, a clearing system, custodian, nominee or broker), withholding generally will not be imposed if the financial institution complies with the requirements imposed by FATCA to collect and report (to the U.S. or another relevant taxing authority) substantial information regarding such institution’s U.S. account holders (which would include some account holders that are non-U.S. entities but  have U.S.  owners).  Other payees, including individuals, may be required to provide proof of tax residence or waivers of confidentiality laws and/or, in the case of non-U.S. entities, certification or information relating to their U.S. ownership.

Withholding may be imposed at any point in a chain of payments if the payee is not compliant.  A chain may work as follows, for example: The payment is transferred through a paying agent to a clearing system, the clearing system makes a payment to each of the clearing system’s participants, and finally the clearing system participant makes a payment to a non-U.S. bank or broker through which you hold the notes, who credits the payment to your account.  Accordingly, if you receive payments through a chain that includes one or more non-U.S payees, such as a non-U.S. bank or broker, the payment could be subject to withholding if, for example, your non-U.S. bank or broker through which you hold the notes fails to comply with the FATCA requirements and is subject to withholding.  This would be the case even if you would not otherwise have been directly subject to withholding.

A number of countries have entered into, and other countries are expected to enter into, agreements with the U.S. to facilitate the type of information reporting required under FATCA. While the existence of such agreements will not eliminate the risk that notes will be subject to the withholding described above, these agreements are expected to reduce the risk of the withholding for investors in (or investors that indirectly hold notes through financial institutions in) those countries.

The withholding tax described above could apply to all interest (including original issue discount) and other periodic payments on the notes starting July 1, 2014.  In addition, the withholding tax described above could apply to payments upon the sale, exchange or maturity of the notes on or after January 1, 2017.  We will not pay any additional amounts in respect of this withholding tax, so if this withholding applies, you will receive less than the amount that you would have otherwise received.

Depending on your circumstances, you may be entitled to a refund or credit in respect of some or all of this withholding. However, even if you are entitled to have any such withholding refunded, the required procedures could be cumbersome and significantly delay your receipt of any withheld amounts.  You should consult your own tax advisors regarding FATCA.  You should also consult your bank or broker through which you would hold the notes about the likelihood that payments to it (for credit to you) may become subject to withholding in the payment chain.

In addition, your notes may also be subject to other U.S. withholding tax as described in “United States Taxation” in the accompanying prospectus.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Currency-Linked Notes due Goldman, Sachs & Co. JPMorgan Placement Agent

Summary Information	PS-2
Additional Terms Specific to Your Notes	PS-7
Hypothetical Examples	PS-11
Additional Risk Factors Specific to Your Notes	PS-14
The Basket Exchange Rates	PS-20
Foreign Account Tax Compliance Act (FATCA) Withholding	PS-24

Currency Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140